Western management proxy circular dated May 1, 2007 with respect to the annual general meeting of shareholders held on June 12, 2007

INFORMATION CIRCULAR

May 1, 2007

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF WESTERN OIL SANDS INC. (the “Corporation” or “Western”) for use at the Annual General Meeting of the holders of Class A Shares (the “Shareholders”) of the Corporation (the “Meeting”) to be held on June 12, 2007 at 3:30 p.m. (Calgary time) at the place and for the purposes set out in the accompanying Notice of Meeting. As a Shareholder you are cordially invited to be present at the Meeting. To ensure that you will be represented at the Meeting in the event that you are a registered Shareholder and unable to attend personally, you are requested to date, complete and sign the accompanying instrument of proxy enclosed herewith and return the same to Valiant Trust Company, 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1. If you are an unregistered Shareholder and receive these materials through your broker or through another intermediary, please complete and return the instrument of proxy in accordance with the instructions provided therein.

The solicitation of proxies is intended to be primarily by mail but may also be made by telephone, facsimile transmission or other electronic means of communication or in person by the directors, officers and employees of the Corporation. The cost of such solicitation will be borne by the Corporation. Except where otherwise stated, the information contained herein is given as of the 1st day of May 2007.

GENERAL

Appointment and Revocation of Proxies

The individuals named in the accompanying form of proxy are officers and/or directors of the Corporation. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT SUCH SHAREHOLDER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY. Such a Shareholder should notify the nominee of the appointment, obtain the nominee’s consent to act as proxy and instruct the nominee on how the Shareholder’s shares are to be voted. In any case, the form of proxy should be dated and executed by the Shareholder or the Shareholder’s attorney authorized in writing, or if the Shareholder is a corporation, under its corporate seal, or by an officer or attorney thereof duly authorized.

A proxy will not be valid for the Meeting or any adjournment thereof unless the completed form of proxy is delivered to Valiant Trust Company, 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1, not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays) prior to the commencement of the Meeting or any adjournment thereof.

In addition to revocation in any other manner permitted by law, a Shareholder who has given a proxy may revoke it at any time before it is exercised, by instrument in writing executed by the Shareholder or by the Shareholder’s attorney authorized in writing and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

Voting of Proxies

The persons named in the enclosed form of proxy have indicated their willingness to represent, as proxyholders, the Shareholders who appoint them. Each Shareholder may instruct its proxyholder how to vote the Shareholder’s shares by completing the blanks in the form of proxy.

Shares represented by properly executed proxy forms in favour of the persons designated in the enclosed proxy form will be voted or withheld from voting on any poll in accordance with the instructions made on the proxy forms and, if a Shareholder specifies a choice as to any matters to be acted on, such Shareholder’s shares shall be voted accordingly. In the absence of such instructions, such shares WILL BE VOTED IN FAVOUR OF ALL MATTERS IDENTIFIED IN THE NOTICE OF MEETING ACCOMPANYING THIS INFORMATION CIRCULAR.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments and variations to matters identified in the Notice of Meeting and with respect to any other matters which may properly come before the Meeting. At the time of printing this Information Circular, the management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

Voting Shares and Principal Holders Thereof

The Corporation’s issued and outstanding voting securities as at May 1, 2007 consist of [161,578,180] Class A shares (“Common Shares”). Holders of Common Shares are entitled to one vote for each share held on all matters to be considered and acted upon at the Meeting or any adjournment thereof.

The Corporation has set the close of business on May 8, 2007 as the record date for the Meeting. The Corporation will prepare a list of Shareholders of record at such time. Holders of Common Shares of the Corporation named on that list will be entitled to vote the shares then registered in their name at the Meeting, except to the extent that (a) the holder has transferred the ownership of any of the holder’s shares after that date, and (b) the transferee of those shares produces properly endorsed share certificates, or otherwise establishes that such transferee owns the shares, and demands at any time before the Meeting that the transferee’s name be included in the list of persons entitled to vote at the Meeting, in which case the transferee will be entitled to vote such shares at the Meeting or any adjournment thereof.

To the knowledge of the directors and executive officers of the Corporation, no person, firm or company beneficially owns, directly or indirectly, or controls or directs, voting securities carrying 10% or more of the voting rights attached to the Common Shares of the Corporation except as set forth below:

Name and Municipality of Residence	Voting Securities Held	Percentage of Voting Securities Held
Wellington Management Company LLP(1) Boston, MA	20,040,891 Common Shares	12.42
Fidelity(1)(2) Boston, MA	16,708,460 Common Shares	10.35

Note:

(1)                                  Beneficial ownership of these Common Shares is not known by the Corporation.

(2)                                  Fidelity Management & Research Company, Fidelity Management Trust Company, Boston, MA, Pyramis Global Advisors, LLC, Pyramis Global Advisors Trust Company, Boston, MA, Fidelity International Limited, Pembroke, Bermuda, collectively referred to as “Fidelity”.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many Shareholders of the Corporation, as a substantial number of Shareholders do not own shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this Information Circular as “Beneficial Shareholders”) should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder’s name on the records of the Corporation. Such Common Shares will more likely be registered under the names of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of that broker) is similar to the form of proxy provided to registered Shareholders by the Corporation. However, its purpose is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications (“ADP”). ADP typically asks Beneficial Shareholders to return proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting voting of shares to be represented at the Meeting. A Beneficial Shareholder receiving an ADP proxy cannot use that proxy to vote Common Shares directly at the Meeting - the ADP proxy must be returned to ADP well in advance of the Meeting in order to have the Common Shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of the Beneficial Shareholder’s broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Performance Graph

The following graph compares the yearly change in the cumulative total shareholder return of a $100 investment made on December 31, 2000 in the Corporation’s Common Shares with the cumulative total return of the S&P/TSX Composite Total Return Index and the S&P/TSX Capped Energy Total Return Index assuming the reinvestment of dividends, where applicable, for the comparable period.

	Western(1)	S&P/TSX Composite Index(2)	S&P/TSX Capped Energy Index (3)
December 31, 2000	$100	$100	$100
December 31, 2001	$133.96	$87.43	$106.92
December 31, 2002	$170.18	$76.55	$120.09
December 31, 2003	$207.02	$97.01	$150.07
December 31, 2004	$293.68	$111.06	$195.53
December 31, 2005	$585.47	$137.85	$316.12
December 31, 2006	$688.63	$161.65	$329.54

Notes:

(1)                                  Amounts adjusted for stock split effective May 30, 2005.

(2)                                  Formerly the TSE 300 Composite Total Return Index.

(3)                                  Formerly the TSE Oil and Gas Producers Total Return Index

EXECUTIVE COMPENSATION AND REMUNERATION OF DIRECTORS

Composition of the Compensation Committee

The Compensation Committee is comprised solely of independent directors. During the fiscal year ended December 31, 2006, the Compensation Committee of the Board of Directors of the Corporation (the “Board”) consisted of Messrs. John W. Lill (Chair), Oyvind Hushovd and Tullio Cedraschi (until his resignation on October 16, 2006). Mr. Fred Dyment replaced Mr. Cedraschi on the Compensation Committee effective with his appointment to the Board on January 1, 2007. Each of the current members of the Compensation Committee was selected based on their knowledge and experience in executive compensation matters. None of Messrs. Lill, Cedraschi, Dyment or Hushovd is or was an officer, employee or former officer or employee of the Corporation or any of its affiliates or has any relationship with the Corporation, except as a director and shareholder of the Corporation, or was indebted to the Corporation during the fiscal year ended December 31, 2006.

Report on Executive Compensation

The Corporation’s executive compensation program is administered by the Compensation Committee. As part of its mandate, the Compensation Committee reviews and recommends to the Board the remuneration of the Corporation’s executive officers, including the Named Executive Officers (as defined below) identified in the Summary Compensation Table. The Compensation Committee is also responsible for reviewing the Corporation’s compensation policies and guidelines generally. For a more detailed description of the mandate of the Compensation Committee, see the section entitled “Corporate Governance - Compensation”. The Compensation Committee met seven times during the fiscal year ended December 31, 2006.

The Corporation’s compensation program has four components: (i) base salary and benefits; (ii) short term incentives; (iii) medium term incentives through the award of performance share units under the Performance Share Unit Plan; and (iv) long term incentives through the award of incentive stock options under the Stock Option Plan of the Corporation. The Corporation’s executive compensation program reflects the Corporation’s philosophy that executive compensation should:

•                                          be reflective of responsibility and contribution to the achievement of corporate objectives;

•                                          be competitive with comparable corporations and other entities to attract and retain qualified and experienced executives; and

•                                          encourage the maximization of shareholder value by making long term equity incentives a component of compensation.

The Compensation Committee reviews compensation and benefit data for the Canadian energy sector made available to the Corporation through its participation in the Mercer Total Compensation Survey. In addition, the Compensation Committee from time to time retains Mercer Human Resource Consulting (“Mercer”), Hugessen Consulting Inc. (“HCI”) and the Hay Group Limited (“Hay”) to advise on the compensation practices of the Corporation. Further details regarding the services of these consultants are set forth in the section entitled “Corporate Governance - Compensation”.

Base Salaries

The Compensation Committee considers the Corporation’s long-term interests and financial objectives as well as qualitative aspects such as leadership, ability to impact overall corporate performance, years of relevant experience and market comparables in the determination of base salaries for executive officers. Specifically, base salary is targeted to the median of the comparator market, modified as necessary by the other factors described above. The comparator market consists of local oil and gas producers. Salaries for the Named Executive Officers (including the CEO (the “CEO”)) are reviewed annually, assessing corporate and personal performance and individual levels of responsibility.

Short Term Incentive Plan

The Compensation Committee has established an individual performance cash bonus to be paid annually to all employees (including executive officers of the Corporation) based on the achievement of a combination of excellent or superior individual performances and various corporate performance targets. Individual objectives are established for each position to provide a measure against actual performance. In addition, various corporate performance objectives are also established and measured against actual performance. Corporate performance objectives include the relative increase in the share price of the Corporation compared to a peer group of issuers with significant oil sands assets, production, volume and cost goals, safety record and growth targets. All objectives are weighted and vary depending on the position of the employee and that employee’s ability to influence corporate results.

Medium Term Incentive Plan (Performance Share Units)

The Corporation has established a Performance Share Unit Plan (the “PSU Plan”), for the issuance of annual performance share units (“Unit Awards”) based upon achievement of certain performance goals. The principal purposes of the PSU Plan are to encourage officers, directors, employees and consultants of the Corporation to acquire a proprietary interest in the Corporation, thereby aligning their interests with the interests of the shareholders; to focus management of the Corporation on operating and financial performance and long-term shareholder return by providing an increased incentive to contribute to the Corporation’s future growth and profitability; and to strengthen the ability of the Corporation to attract and retain exceptionally qualified officers, directors, employees and consultants.

Unit Awards are generally made on an annual basis. The number of performance share units (“PSUs”) awarded to any individual pursuant to a Unit Award is determined by the Compensation Committee, taking into account relevant factors consistent with the purposes of the PSU Plan, including corporate performance measures, the duties and seniority of the individual, and contributions and potential contributions of the individual to the success of the Corporation. Each Unit Award vests at a rate of one-third of the PSUs awarded thereunder annually over a three year period, conditional on the Corporation achieving an acceptable total shareholder return relative to a peer group consisting of issuers with significant oil sands interests. If total shareholder return at a particular vesting date is in the bottom 25 percent of the peer group (“Minimum”), none of the PSUs otherwise eligible to vest with respect to such Unit Award will vest. If total shareholder return at a particular vesting date is in the top 25 percent of the peer group (“Maximum”), 150 percent of the PSUs eligible to vest on such date will vest. If total shareholder return at a particular vesting date is between 25 percent and 75 percent of the peer group (“Target”), 100 percent of the PSUs eligible to vest on such date will vest.

The Common Shares to be delivered to grantees of PSUs awarded pursuant to the PSU Plan may be, in the sole discretion of the Board, either acquired through the facilities of the TSX or issued by the Corporation from treasury. The Board may elect in its sole discretion in lieu of delivering all or any part of the Common Shares that would be otherwise delivered to the grantee on such issue date to pay a cash amount equal to the aggregate fair market value of the Common Shares that would otherwise have been issued on such issue date, less all amounts as may be required to be withheld, in consideration for surrender by the grantee to the Corporation of the right to receive such Common Shares under that Unit Award.

Under the terms of the PSU Plan, the Compensation Committee has the authority to administer the PSU Plan and to exercise power and discretion in the administration of the PSU Plan, including, the authority to make Unit Awards, to determine to whom and the times at which Unit Awards will be granted, to determine the reference date for fair market valuation of the Common Shares (which will be determined on the basis of the weighted average trading price of the Common Shares on the Toronto Stock Exchange (“TSX”) for that date and the nine trading days immediately preceding that date), to determine the number of PSUs to be awarded pursuant to each Unit Award, to prescribe, amend and rescind rules relating to the PSU Plan and to make all other determinations necessary or advisable for the administration of the PSU Plan. Determinations of the Compensation Committee are subject to review and approval by the Board.

A total of 149,530 PSUs were granted to officers, directors and employees of the Corporation, including 53,670 PSUs to Named Executive Officers in 2006.

The following table sets forth, as at December 31, 2006, the aggregate number of PSUs held by each of the Named Executive Officers and the number and value of such PSUs, at the Minimum, Target and Maximum vesting levels under the PSU Plan.

		As at December 31, 2006
		Aggregate PSUs
Name	Performance Period	Held	Minimum(1)		Target(2)		Maximum(3)
		(#)	(#)	($)	(#)	($)	(#)	($)
James Houck	3 years	15,070	0	0	15,070	492,940	22,605	739,410
David Dyck	3 years	20,404	0	0	20,404	667,415	30,606	1,001,112
Stephen Reynish	3 years	14,030	0	0	14,030	458,921	21,045	688,382
Simon Hatfield	3 years	18,429	0	0	18,429	602,813	27,644	904,219
Guy Turcotte	3 years	4,739	0	0	4,739	155,013	7,109	232,519

Notes:

(1)                                 Reflects total shareholder return in the bottom 25 percent of the peer group.

(2)                                 Reflects total shareholder return between 25 percent and 75 percent of the peer group. The dollar value is determined based on the closing share price of the Corporation’s Common Shares at the end of 2006.

(3)                                 Reflects total shareholder return in the top 75 percent of the peer group. The dollar value is determined based on the closing share price of the Corporation’s Common Shares at the end of 2006.

In 2006, the Corporation achieved its Target performance with a total shareholder return between 25 percent and 75 percent for fiscal 2006, resulting in the vesting of 29,568 PSUs held by Named Executive Officers in 2007, including the CEO.

Long Term Incentive Plan (Stock Options)

The Corporation has established a Stock Option Plan (the “Option Plan”) for the issuance of options to purchase Common Shares to officers and other selected employees of the Corporation and its subsidiaries to link a part of their compensation to the interests of the shareholders of the Corporation. The Corporation believes that the Option Plan encourages the achievement of long-term goals of the Corporation thus maximizing shareholder value.

The maximum number of Common Shares currently reserved for issuance pursuant to the Option Plan is 9,000,000 (approximately 6% of the issued and outstanding Common Shares as at May 1, 2007). Options are granted based on corporate performance as well as achievement of important individual targets which are determined on an annual basis. The Board has delegated authority to the Compensation Committee to issue options based on an approved set of guidelines. Option grants are generally made to senior employees of the Corporation upon hire, and are considered for all employees at the time of the annual performance review. Targets are established for the value of grants based on market comparators. Performance against individual and corporate goals modifies those targets. Target values are converted to options by calculating a per option value using the Black-Scholes methodology. The Compensation Committee also considers the number of options previously granted to executive officers in its determination to recommend further grants of options. Options are always priced using the closing share price on the day prior to the approval of grants by the Compensation Committee or the Board. Options are granted based on the terms established under the Plan and generally vest over four years in equal annual amounts of 25 percent of the total number of options granted. The options generally expire five years from the date of vesting. As at December 31, 2006, the Corporation had granted options to purchase 3,633,264 Common Shares (approximately 2% of the outstanding Common Shares as at December 1, 2006) and 2,162,923 Common Shares remained available for future option awards under the Option Plan. Of the options granted, options to purchase 1,725,028 Common Shares are held by the Named Executive Officers.

During fiscal 2006, stock options to acquire 966,540 Common Shares at prices ranging from $25.99 to $35.40 per share were awarded to 48 eligible optionees, including four of the Named Executive Officers. No options were issued to directors other than the options issued to the CEO in his capacity as an officer of the Corporation as described below. The Corporation discontinued awarding options to non-management directors in 2003.

Compensation of the CEO

The compensation of the CEO is determined by the Compensation Committee. Consistent with the other Named Executive Officers, it is comprised of base salary and benefits, short term, medium term and long term incentives. For 2006 performance, the CEO was awarded 178,640 options to purchase Common Shares and 15,070 PSUs, both of which will vest over time in accordance with plan terms. See the “Summary Compensation Table” for more detail.

The methodology for setting the CEO’s base salary is consistent with the Corporation’s practice for all employees. Incentive Compensation for the CEO is directly tied to the performance of the Corporation as well as achievement of individual goals established with the Compensation Committee. Corporate performance objectives include the relative increase in the share price of the Corporation compared to a peer group of issuers with significant oil sands assets, production volume and cost goals, safety record and growth targets. The 2006 individual performance goals for the CEO focused on building organizational capability and leadership development of the executive management team.

Submitted by the Compensation Committee:

John W. Lill, Chairman

Fred Dymet

Oyvind Hushovd

Executive Compensation

The following table discloses, for the periods indicated, total compensation received by the following executive officers: (i) the Corporation’s CEO; and (ii) the Corporation’s Chief Financial Officer; and (iii) the Corporation’s three most highly compensated executive officers (other than the CEO and Chief Financial Officer) whose total salary and bonus exceeded $150,000 in respect of fiscal 2006. During fiscal 2006, the Corporation had five Named Executive Officers.

Summary Compensation Table

		Annual Compensation				Long-Term Compensation
						Awards		Payouts
Name and Principal Position	Year	Salary		Bonus(1)	Other Annual Compensation(3)	Securities Under Options Granted(5)	Shares or Units subject to resale restrictions(2)(5)	LTIP Payouts	All Other Compensation(4)
		($)		($)	($)	(#)	($)	($)	($)

James C. Houck (6) President and CEO	2006 2005	475,000 320,481	(10) (10)	217,400 199,100	N/A N/A	178,640 150,000	488,268 Nil	Nil Nil	38,000 25,638

David A. Dyck(7)(13) Senior Vice President Finance and Chief Financial Officer	2006 2005 2004	313,000 279,920 250,000	(11)	108,900 103,700 57,400	N/A N/A N/A	63,410 45,300 21,231	337,608 166,831 143,385	Nil Nil Nil	25,040 22,660 20,000

Stephen Reynish(8) Executive Vice President and Chief Operating Officer	2006 2005	360,000 330,052		139,700 184,600	N/A N/A	85,990 60,000	454,572 Nil	Nil Nil	28,800 26,528	(13)

Simon Hatfield (9) Vice President and Managing Director, Oil & Gas	2006	300,000		73,800	N/A	66,610	356,724	Nil	24,000

Guy J. Turcotte(12) Chairman	2006 2005 2004	230,000 291,101 450,000	(12) (12) (11)	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil	94,385 47,328 Nil	Nil Nil Nil	Nil 10,538 36,000

Notes:

(1)                                 Reflected in the year earned pursuant to the short term incentive plan although paid in the following year.

(2)                                 Refers to the value of the PSUs granted on February 24, 2004, February 28, 2005, February 22, 2006 and September 8, 2006 (for Mr. Turcotte only) under the PSU Plan, determined based on the number of PSUs granted and the closing trading price of the Corporation’s Common Shares, on the respective dates of grant. PSUs vest in equal amounts over a three year term and are subject to the satisfaction of certain performance criteria as described under “Report on Executive Compensation – Medium Term Incentive Plan”. The PSUs may be payable or forfeited on February 15 of each year, based upon Western’s relative total shareholder return. Until Common Shares are deliverable under the PSU Plan, there are no rights to receive dividends on such Common Shares or exercise voting rights in respect of such Common Shares. For a description of the aggregate number of PSUs held by each of the Named Executive Officers together with the value of such PSUs as at December 31, 2006, see “Report on Executive Compensation - Medium Term Incentive Plan”.

(3)                                 The aggregate amount of such compensation is not greater than $50,000 or 10% of the total of the annual salary and bonus of the Named Executive Officer for the financial year specified.

(4)                                 Represents contributions by the Corporation to defined contribution plans.

(5)                                 Number of options and PSUs granted has been adjusted to reflect the share split on a three for one basis effective May 30, 2005.

(6)                                 Mr. Houck was appointed President and CEO effective April 15, 2005. Mr. Houck’s base salary for 2007 has been set at $515,000.

(7)                                 Mr. Dyck’s base salary for 2007 has been set at $330,000.

(8)                                 Mr. Reynish’s base salary for 2007 has been set at $390,000.

(9)                                 Mr. Hatfield’s base salary for 2007 has been set at $310,000.

(10)                           Directors, officers, senior management and employees of Western can elect to receive all or a portion of their annual cash compensation in the form of Deferred Share Units. During fiscal 2006, Mr. Houck elected to defer $118,750 of his salary reflected in the amount set forth in salary in exchange for 3,905 Deferred Share Units. During fiscal 2005, Mr. Houck elected to defer $26,250 of his salary reflected in the amount set forth in salary in exchange for 954 Deferred Share Units. See “Compensation of Directors - Deferred Share Unit Plan”.

(11)                           Salaries reported represent amount established as at the end of the reporting period.

(12)                           Mr. Turcotte resigned as President and CEO effective April 15, 2005 and was appointed Chairman of the Board, replacing Geoffrey A. Cumming. Amounts shown for 2005 salary include payment of a proportionate amount of the Chairman’s stipend.

(13)                           Does not include a housing allowance of $21,250 paid to Mr. Reynish during the time Mr. Reynish worked in Fort McMurray in 2005 seconded to the Athabasca Oil Sands Joint Venture.

Options Granted During the Year Ended December 31, 2006

The following table sets forth the options granted to the Named Executive Officers of the Corporation in fiscal 2006.

Name	Securities Under Options Granted(1) (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date(2)
James C. Houck	178,640	18	33.62	33.62	February 22, 2015
David A. Dyck	63,410	7	33.62	33.62	February 22, 2015
Stephen Reynish	85,990	9	33.62	33.62	February 22, 2015
Simon Hatfield	66,610	7	33.62	33.62	February 22, 2015
Guy J. Turcotte	Nil	N/A	N/A	N/A	N/A

Notes:

(1)                                 Represents stock options to acquire Common Shares.

(2)                                 Stock options generally vest over four years in equal annual amounts of 25% of the total outstanding stock option. The stock options generally expire five years from the date of vesting.

Aggregate Option Exercises During the Year Ended December 31, 2006 and Option Values as at December 31, 2006

The following table sets forth all options exercised during the financial year ended December 31, 2006 and the financial year-end values for options granted to the Named Executive Officers of the Corporation.

Name	Securities Acquired on Exercise	Aggregate Value Realized	Unexercised Options at FY-End Exercisable/ Unexercisable	Value of Unexercised in-the- Money Options at FY-End Exercisable/ Unexercisable(1)(2)
	(#)	($)	(#)	($)
James C. Houck	Nil	N/A	37,500/291,140	567,251/1,701,753
David A. Dyck	25,000	782,668	303,242/125,099	8,040,728/1,099,440
Stephen Reynish	75,000	1,563,951	15,000/220,990	109,650/2,315,049
Simon Hatfield	57,233	1,281,725	26,250/107,057	620,288/803,808
Guy J. Turcotte	225,000	5,343,750	675,000/0	16,679,250/0

Notes:

(1)                                 The closing price of the Corporation’s shares on the TSX on December 29, 2006 was $32.71.

(2)                                 Calculated by multiplying the number of Common Shares purchasable on exercise of the options by the difference between the market price of the Common Shares at December 29, 2006 and the exercise price of the options.

Executive Contracts

Western has entered into a standard form change of control and severance agreement with each member of the senior management team including the current Named Executive Officers, excluding Mr. Turcotte. These agreements provide that if there is a change of control of Western and that individual’s services are no longer required, the individual will receive a severance payment, ranging by officer, between 18 and 24 months annual salary, plus a discretionary bonus for an equivalent period (which shall be between 37.5% and 100% of annual salary based on position) plus an additional 19.5% to 26% of annual salary for loss of benefits and prerequisites (less applicable withholdings). If the services of the individual are terminated by Western without cause or by the individual as a result of a materially detrimental change in the terms of employment, that individual will receive a severance payment equal to 12 months annual salary plus 12 months discretionary bonus (which shall be between 25% to 50% of annual salary based on position) plus an additional 13% of annual salary for loss of benefits and prerequisites (less applicable withholdings).

Compensation of Directors

Directors are remunerated based on their expertise and time commitment provided to the Corporation. The compensation paid to the Corporation’s Board and Committee members is set forth in the table below. Directors receive an annual award of performance share units which is intended to align the interests of the directors with those of the Shareholders. As detailed in the section “Medium Term Incentive Plan (Performance Share Units)”, PSUs vest over a three-year period based on the Corporation’s share performance relative to a peer group.

	2006 Amount
Chairman Stipend	$230,000	(1)
Lead Director Stipend	$80,000	(1)
Annual Retainer	$25,000
Board Meeting Fee (in person)	$2,000
Board Meeting Fee (telephone)	$400
Annual Committee Retainer	$4,000
Annual Committee Chair Retainer	$8,000
Annual Audit Committee Retainer	$6,000
Annual Audit Committee Chair Retainer	$12,000
Committee Meeting Fee (in person)	$1,500
Committee Meeting Fee (telephone)	$400
Annual Grant of Performance Share Units	$83,000	(2)

Notes:

(1)     Effective as of the 2006 Annual and Special Meeting, the Chairman’s stipend was increased to $230,000 per annum and Western established a Lead Director stipend of $80,000 per annum. Previously, the Chairman’s stipend was $225,000.

(2)     Represents the value of the PSUs granted to each director. The number of PSUs awarded is determined by dividing the value by the average trading price for the last 10 trading days of 2005.

Total cash compensation paid to directors during fiscal 2006 was $553,142. In addition, each director that was on the Board as of February 22, 2006 was granted 3,140 PSUs pursuant to the PSU Plan. Where their employment so permits, directors are required to hold a number of Common Shares in the Corporation which is equivalent in value to five times their annual retainer ($125,000). This position can be accumulated over a period of five years. For details regarding share ownership by directors, see “Business of the Meeting - Director’s Background”.

Deferred Share Unit Plan

The Corporation has a Deferred Share Unit Plan (the “DSU Plan”), whereby directors, officers, senior management and employees of the Corporation can elect to receive all or a portion of their annual cash compensation in the form of Deferred Share Units (“DSU”). Under the DSU Plan, notional share units are issued for the elected amount which is based on the then current market price of the Corporation’s Common Shares. Upon cessation of office or services, termination of employment or retirement, the units are settled in cash or Common Shares of the Corporation as determined by the Corporation. Final DSU redemption amounts are subject to change depending on the Corporation’s share price at the time of settlement. Accordingly, the Corporation revalues the DSUs on each reporting date with any changes in value recorded as an adjustment to compensation expense in the period. During fiscal 2006, no DSUs were redeemed for cash or Common Shares of the Corporation. The Corporation had 19,852 DSUs outstanding at December 31, 2006.

EQUITY PLAN COMPENSATION

The Option Plan and the PSU Plan represent all of the equity compensation plans adopted by the Corporation. The following table details the securities authorized for issuance under such Plans as at December 31, 2006. For a description of these Plans, see the section entitled “Executive Compensation and Remuneration of Directors – Report on Executive Compensation”.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)		Weighted exercise price of outstanding options, warrants and rights (b)		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	3,870,934	(1)	$15.79	(2)	7,004,275	(3)
Equity compensation plans not approved by security holders	Nil		N/A		Nil
Total:	3,870,934		$15.79		7,004,275

Notes:

(1)         Pursuant to the PSU Plan, Unit Awards may not exceed 3% of the aggregate number of Common Shares outstanding from time to time; provided that the total number of Common Shares reserved for issuance under the Option Plan and PSU Plan may not exceed 10% of the Common Shares outstanding from time to time. The number of shares reflected for the PSU Plan is based on the assumption that the total shareholder return of the Corporation relative to the peer group is at the target level for the outstanding PSUs. The Common Shares to be delivered to grantees of PSUs awarded pursuant to the PSU Plan may be, in the sole discretion of the Board, either acquired through the facilities of the TSX or issued by the Corporation from treasury. To date, all awards of vested PSUs have been satisfied through the delivery of Common Shares acquired through the facilities of the TSX.

(2)         Weighted exercise price refers to stock option awards only.

(3)         The number of Common Shares issuable pursuant to the PSU Plan will automatically increase as the number of issued and outstanding Common Shares increases.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Management of the Corporation is not aware of any material interest, direct or indirect, of any director (including any proposed director) or executive officer of the Corporation, any person or company beneficially owning, directly or indirectly, or exercising control or direction over, or a combination of both, more than 10% of the Corporation’s voting securities, or any associate or affiliate of such person in any transaction since commencement of  the last fiscal year or in any proposed transaction which in either case has materially affected or will materially affect the Corporation or its subsidiaries.

CORPORATE GOVERNANCE

Western’s Board is committed to a high standard of corporate governance practices. The Board believes that this commitment is not only in the best interest of its shareholders but that it also promotes effective decision making at the Board level. The Board is of the view that its approach to corporate governance is appropriate and complies with the guidelines established pursuant to National Instrument 58-201, Corporate Governance Guidelines (“NI 58-201”). In addition, the Board monitors and considers for implementation by Western the corporate governance standards which are proposed by various Canadian regulatory authorities or which are published by various non-regulatory organizations in Canada.

Board of Directors

Independence

The Board has adopted governance guidelines consistent with NI 58-201 which provide, among other things, that the Board shall consist of a majority of independent directors.

The Board currently consists of ten directors who provide a wide diversity of business experience. Eight of the Board members are independent directors as such term is defined by National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”). Each of the independent directors has no direct or indirect material relationship with Western, including any business or other relationship, which could reasonably be expected to interfere with the director’s ability to act with a view to the best interest of Western or which could reasonably be expected to interfere with the exercise of the director’s independent judgement. The following table sets for the Board’s determinations with respect to independence of those individuals who served as directors during 2006.

Independence Status of Current Directors
Name	Management	Independent	Not Independent	Reason for Non- Independent Status
David J. Boone		✓
Geoffrey A. Cumming		✓
Tullio Cedraschi		✓
James Houck	✓		✓	Mr. Houck is not considered by the Board to be an independent director within the meaning of NI 58-101 in that he is currently the President and CEO of Western.
Oyvind Hushovd		✓
John W. Lill		✓
Randall Oliphant		✓
Robert G. Puchniak		✓
Guy J. Turcotte			✓	Mr. Turcotte is not considered by the Board to be an independent director within the meaning of NI 58-101 in that he served as Western’s President and CEO within the past three years.
Mac H. Van Wielingen		✓

Fred Dyment was appointed to the Board on January 1, 2007 to fill the vacancy created by the resignation of Tullio Cedraschi. Mr. Dyment is an independent director.

The members of the Board have diverse backgrounds and expertise, and were selected in the belief that Western benefits significantly from a broad range of experience and talent. The Board is committed to reviewing the number of directors regularly and currently considers the current complement of  directors to be appropriate for the Corporation’s size and a number that facilitates effective decision-making, as well as an appropriate mix of backgrounds and skills for the stewardship of the Corporation.

Other Directorships

The names of all other reporting issuers on which each director serves as a director is set out in this Information Circular under the heading “Business of the Meeting - Election of Directors”.

Board Meetings

The Board holds a minimum of four regular meetings each year, as well as additional meetings as required. The Board has determined that an in camera session of the directors will be held at each regularly scheduled Board meeting so that the Board will have an opportunity to meet without the presence of management.

For the year ended December 31, 2006, there were 17 meetings of the independent directors. Directors are expected to maintain a minimum 75% attendance record for all Board and Committee meetings.

The independent members of the Board are authorized to retain independent financial, legal and other experts as required at the expense of the Corporation whenever, in their opinion, matters come before the Board which require an independent analysis by the independent members of the Board.

Chairman of the Board

The Board has appointed Guy Turcotte, the former President and CEO of the Corporation, to act as the Chairman of the Board. Given Mr. Turcotte’s position as an executive officer of the Corporation during the past three years, pursuant to applicable securities legislation he is not considered to be independent. To ensure the Board acts independently of management and properly discharges its responsibilities, the Board has selected Mr. Cumming, the former Chairman of the Board, to act as the Lead Director to chair in camera sessions of the independent directors. These sessions are held as part of each regularly scheduled meeting, with additional meetings as requested by the independent directors.

Attendance Record

The attendance record for each director for all Board and Committee meetings held during the year ended December 31, 2006 is set out below:

Number of Meetings Attended
Name of Director	Board	Audit Committee	Governance and Nominating Committee	Compensation Committee	Health, Safety and Environment Committee	Reserves and Business Risk Committee
David J. Boone	17 of 17	N/A	N/A	N/A	3 of 3	4 of 4
Tullio Cedraschi	13 of 14 (1)	N/A	N/A	6 of 7(1)	2 of 2(1)	N/A
Geoffrey A. Cumming	17 of 17	N/A	3 of 3	N/A	N/A	3 of 4
James C. Houck	17 of 17	N/A	N/A	N/A	N/A	N/A
Oyvind Hushovd	17 of 17	1 of 1 (2)	3 of 3	7 of 7	N/A	N/A
John W. Lill	17 of 17	N/A	N/A	7 of 7	3 of 3	N/A
Randall Oliphant	15 of 17	4 of 4	N/A	N/A	N/A	4 of 4
Robert G. Puchniak	15 of 17	4 of 4	N/A	N/A	N/A	N/A
Guy J. Turcotte	17 of 17	N/A	N/A	N/A	N/A	N/A
Mac H. Van Wielingen	14 of 17	3 of 3(3)	3 of 3	N/A	N/A	N/A

Notes:

(1)          Mr. Cedraschi resigned from the Board on October 16, 2006.

(2)          Mr. Hushovd was appointed to the Audit Committee during 2006 and attended the one meeting subsequent to his date of appointment.

(3)          Mr. Van Wielingen  stepped down from the Audit Committee during 2006 and attended all meetings prior to that time.

(4)          Mr. Fred Dyment was appointed to the Board and its Audit and Compensation Committees effective January 1, 2007.

Mandate of the Board

Pursuant to applicable corporate legislation, the Board has responsibility for the stewardship of the Corporation. The Board has adopted a formal written mandate and operating guidelines setting out the Board’s stewardship responsibilities. In carrying out this mandate, the Board meets regularly and a broad range of matters are discussed and reviewed for approval. The Board participates with management in the development and approval of the Corporation’s strategic plan, which takes into account the Corporation’s opportunities and risks associated with its business. The Board also approves all overall plans and strategies, budgets, internal controls and management information systems, risk management programs as well as interim and annual financial and operating results. At regularly scheduled meetings, members of the Board and management discuss a broad range of issues relevant to the Corporation’s strategy. The Board’s participation in the strategic planning process involves consideration of the principal risks inherent in the Corporation’s business. The Audit Committee of the Board addresses specific risks and risk management in its review of the Corporation’s financial statements. The Board, as a whole, with the assistance of the Health, Safety and Environment Committee and the Reserves and Business Risk Committee, as necessary, address specific risks and risk management related to the Corporation’s environment, health and safety activities, compliance with applicable rules and regulations, and risk management and risk philosophies relating to the Corporation’s activities, including financial and marketing matters. The Board is also responsible for the approval of all major transactions, including equity issuances as well as for the Corporation’s debt and borrowing policies. The Board strives to ensure that actions taken by the Corporation correspond closely with the objectives of the shareholders. The Board meets at least once annually to review in depth the Corporation’s strategic plan and it reviews the Corporation’s resources which are required to carry out the Corporation’s strategy and to achieve its objectives.

A copy of the Terms of Reference of the Board is attached as Schedule “A” to this Information Circular.

Position Descriptions

Chairman of the Board

The Board has adopted terms of reference with respect to the Chairman of the Board’s role. The Chairman is responsible for ensuring that the Board is alert to its obligations to the Corporation and its shareholders and, in consultation with the Governance and Nominating Committee, ensures prospective Board members understand the role and contribution of directors. The Chairman maintains a liaison and communication with all directors and Committee Chairs to co-ordinate input from directors, and optimize the effectiveness of the Board and its Committees. The Chairman is also responsible for ensuring that the Board receives adequate and regular updates from the CEO on all issues important to the welfare and future of the Corporation. In collaboration with the CEO, the Chairman facilitates requests for information by directors or Committees of the Board and ensures such information is provided and meets their needs. The Chairman, in conjunction with the Lead Director and the Chair of the Governance and Nominating Committee, is also responsible for reviewing director conflict of interest issues as they arise.

The Chairman of the Board is responsible for overseeing and setting agendas for meetings of the Board, for the quality of information sent to directors and for providing advice, counsel and mentorship to the CEO and fellow directors.

Lead Director

Western has appointed a Lead Director, who is an independent director, to chair in camera sessions of the independent directors to ensure that the Board can function effectively independent of management. The Lead Director is responsible for assessing conflicts of interest or perceived conflicts of interest involving the Chairman and meeting with all of the directors to assess the performance of the Chairman. In conjunction with the Chairman, the Lead Director reviews director conflict of interest issues as they arise. The Lead Director also provides support to the Governance and Nominating Committee to develop director criteria and identify candidates to be recommended for appointment to the Board and chairs meetings of the independent directors.

Chairs of Committees

Pursuant to the mandate of the applicable Committees, the Chair of each Committee is responsible for conducting the meetings of such Committee, ensuring the responsibilities of such Committee are discharged and reporting to the Board in respect of the business of such Committees. The Board has established guidelines for the conduct of its Committees.

CEO

Day-to-day leadership and management of the Corporation are the responsibility of the President and CEO and other management, subject to the Board’s stewardship. The CEO is responsible to lead and manage the Corporation within parameters established by the Board and relevant Committees. The CEO is also responsible for developing and recommending strategic plans to the Board and for involving the Board in the early stages of strategy development. Additionally, the CEO is expected to successfully implement capital and operating plans; report regularly to the Board on the progress and results compared with the operating and financial objectives, and initiate courses of action for improvement; develop and maintain a sound, effective organization structure; and ensure progressive employee training and development programs. The Board and the CEO have developed a written position description to articulate these responsibilities.

Orientation and Continuing Education

New directors are provided with an orientation and education program which includes written information about the duties and obligations of directors, the role of the Board and its Committees, the expected contributions of individual directors and the business and operations of Western. New directors are also provided the opportunity to participate in meetings and discussions with senior management and other directors and new directors are also encouraged to visit the operations of the Corporation. In 2006, all ten directors visited the Athabasca Oil Sands Project and two Environment, Health and Safety Committee meetings were held at the mine and upgrader sites. The details of the orientation of each new director are tailored to that director’s individual needs and areas of expertise.

Directors are kept informed as to matters impacting, or which may impact, the Corporation’s operations through reports and presentations at the quarterly Board meetings. Special presentations on specific business operations are also provided to the Board. Special presentations generally relate to the identification and evaluation of new business opportunities and initiatives or the expansion or augmentation of existing business activities.

Ethical Business Conduct

The Board has adopted a written Code of Ethics and Business Conduct (the “Code”) for directors, officers and employees of the Corporation and its subsidiaries. A copy of the Code was filed on November 24, 2006 and is accessible through SEDAR at www.sedar.com. A copy of the Code may also be obtained upon request by contacting the Corporation at Suite 2400, Ernst & Young Tower, 440 Second Avenue S.W., Calgary, Alberta, T2P 5E9, telephone:  (403) 233-1700.

The Code demonstrates the Corporation’s commitment to conducting business ethically, legally and in a fiscally, environmentally and socially responsible manner. It sets forth best practices to which each employee, director and officer is expected to adhere and acknowledge; this acknowledgement is an annual requirement.

The Code provides that directors, officers and employees must, among other things: (a) at all times comply fully with applicable law and respect their intent; (b) always act in the best interest of the Corporation; (c) avoid situations that may result in a conflict or perceived conflict between the interests of the Corporation; (d) provide full disclosure of any actual or potential conflicts of interest in accordance with applicable legislation; (e) maintain the confidentiality of all non-public information relating to the Corporation; (f) protect the property of the Corporation and use such property only for authorized business purposes; and (g) conduct operations with the aim of preventing and minimizing adverse effects on the environment and safeguard life and health.

Compliance with the Code is monitored by the Board. Where a director or officer has any interest in or a perceived conflict involving a contract or business relationship with the Corporation, that director or officer is excluded from all discussions and deliberations regarding the contract or relationship and such director abstains from voting in respect thereof. Members of the Board and executive officers have disclosed to the Corporation all directorships held by such member and the existence and nature of any interests that could result in a conflict situation with the Corporation. To the knowledge of the Board, there have been no departures from the Code during the year ended December 31, 2006 that would require the filing of a material change report.

The Board has also adopted a policy relating to the reporting of inappropriate activity to encourage and promote a culture of ethical business conduct. This policy is intended to encourage and facilitate the reporting of (a) questionable accounting, internal accounting controls and/or auditing matters, (b) the reporting of fraudulent financial information to shareholders, regulatory authorities and the financial markets, and (c) conduct which results in a violation of law by the Corporation or in substantial mismanagement of the Corporation’s resources that, if proven, would constitute a criminal offence or reasonable grounds for dismissal of the person engaging in this conduct, without the fear of recrimination, retaliation or harassment.

Nomination of Directors

With the oversight of the Lead Director, the Board is responsible for succession planning at the Board and senior management levels. The Board has constituted a Governance and Nominating Committee comprised of independent directors which is responsible for nominating new directors and assessing the Board as well as individual directors on an ongoing basis. With respect to new directors, the full Board determines the competencies, skills and personal qualities that the Governance and Nominating Committee should seek in new Board members to add value to the Corporation.

Compensation

The Board has constituted a Compensation Committee comprised of independent directors. Members of the Compensation Committee have been selected on the basis of their knowledge and experience in executive compensation matters. The Compensation Committee is responsible for reviewing and making recommendations to the Board with respect to the salary and other remuneration to be awarded to senior executives of Western. It also makes recommendations to the Board in respect of all other compensation matters including long, medium and short term incentives such as bonuses, stock option and performance share unit plans and other benefits and is responsible for developing these programs. The Committee is responsible for ensuring that the Corporation’s compensation is linked to meaningful and measurable performance targets. Consultants are periodically retained to obtain this information and to assess the Corporation’s relative performance to its peer group. The Compensation Committee also reviews succession plans for key management positions within the Corporation, human resource policies and plans and the performance and development of the CEO and other senior officers of the Corporation. See “Report on Executive Compensation”.

The Compensation Committee met seven times during 2006. At each meeting of the Compensation Committee a portion is held without management present and any director can request additional time for this purpose.

In 2006, Hay provided compensation consulting services to management of the Corporation. Specific items in 2006 included consulting on the preparation and delivery of a presentation to employees on the Corporation’s compensation philosophy and practices, a review of the Corporation’s performance-based incentive compensation design and evaluations of positions from professional to executive levels against the Corporation’s salary grade structure. The Corporation paid Hay approximately $46,000 in fees in fiscal 2006 for Hay’s consulting services.

In 2006, Mercer acted as independent compensation advisor to the Compensation Committee regarding the compensation practices of the Corporation in comparison to its direct comparators and other widely held employers. Mercer provided advice to the Compensation Committee in 2006 regarding a review of director compensation, compliance with Canadian Coalition for Good Governance protocols and the Corporation’s 2006 Management Information Circular. Decisions made by the Compensation Committee, however, are the responsibility of the Compensation Committee and may reflect factors and considerations other than information and recommendations provided by Mercer. For fiscal 2006, Mercer’s fees as the Compensation Committee’s advisor totalled approximately $54,000.

In 2006, the Compensation Committee also retained HCI to provide advice on the competitiveness and appropriateness of compensation programs for the Corporation’s senior management and on such other matters as requested by the Compensation Committee from time to time. HCI bills on a fee for service basis. No assignments were undertaken under this mandate in 2006 and no fees were paid to HCI.

In addition, for 2006 Mercer consulted to management on various retirement, health and other group benefits for employees. All services provided by Mercer to the Corporation, beyond Mercer’s role as advisor to the Compensation Committee, require a written pre-approval by the Chair of the Compensation Committee of the scope of work and related fees. The Corporation paid Mercer approximately $28,000 in fees in fiscal 2006 for these consulting services.

Other Board Committees and their Mandates

The Board presently has five standing Committees of the Board, being an Audit Committee, a Governance and Nominating Committee, a Compensation Committee, a Health, Safety and Environment Committee and a Reserves and Business Risk Committee. Each of these Committees has been constituted with independent unrelated directors. In addition to the five standing committees, the Board has sanctioned a committee of independent directors (“Ad Hoc Committee”).

Ad Hoc Committee

The Ad Hoc Committee, comprised of Messrs. Van Wielingen (Chair), Cumming, Puchniak and Oliphant, provides oversight to management and the Corporation’s financial advisors that were retained in 2006 to evaluate the Corporation’s strategic options. This Committee’s role is to direct the scope of work activities, to advise the Board on a timely and regular basis and to make recommendations to the Board. It is not a standing committee of the Board. It meets periodically with management, the financial advisors and calls upon legal counsel for assistance from time to time.

Audit Committee

The Audit Committee was comprised of Messrs. Puchniak (Chair) and Oliphant for all of 2006. Mr. Hushovd was appointed in 2006 and Mr. Dyment on January 1, 2007. All are independent and financially literate as defined by Multilateral Instrument 52-110 - Audit Committee. The chair of the Audit Committee, Robert Puchniak, holds a chartered financial analyst designation, has accounting and financial expertise and is the Chief Financial Officer of a major private corporation. As such, Mr. Puchniak has been determined to be a “financial expert”.

The Audit Committee reviews and approves Western’s interim unaudited consolidated financial statements and reviews the annual audited consolidated financial statements and certain corporate disclosure documents including the annual information form, management’s discussion and analysis, annual and interim earnings press releases, offering documents including all prospectuses and other offering memoranda before they are approved by the Board. The Audit Committee reviews and makes a recommendation to the Board in respect of the appointment and compensation of the external auditor and it monitors accounting, financial reporting, control and audit functions. The Audit Committee meets to discuss and review the audit plans of the external auditors and it is directly responsible for overseeing the work of the external auditor with respect to the preparing or issuing of the auditor’s report or the performance of other audit, review or attest services, including the resolution of disagreements between management and the external auditor regarding financial reporting. The Audit Committee questions the external auditor independently of management and reviews a written statement of its independence based on the criteria found in the recommendations of the Canadian

Institute of Chartered Accountants. The Audit Committee must be satisfied that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from its financial statements and it periodically assesses the adequacy of those procedures. The Audit Committee must approve or pre-approve, as applicable, any non-audit services to be provided to the Corporation by the external auditor. It also reviews the internal control systems to determine their adequacy and effectiveness particularly relating to financial reporting matters. The Audit Committee has established procedures for dealing with complaints or confidential submissions which come to its attention with respect to accounting, internal accounting controls or auditing matters.

See the Section entitled “Audit Committee” and Appendix C “Audit Committee Charter” in Western’s Annual Information Form dated March 1, 2007 for more information about the Audit Committee, including the Audit Committee’s charter, information about independence, financial literacy, relevant education and experience of Audit Committee members, as well as Audit Committee policies and procedures for engaging the Corporations external auditor.

The Audit Committee met four times in 2006.

Governance and Nominating Committee

The Governance and Nominating Committee is comprised of Messrs. Van Wielingen (Chair), Cumming and Hushovd who are each independent directors as defined by NI 58-101.

The Governance and Nominating Committee’s mandate is to annually assess the effectiveness of the Board as a whole, the various other Committees as well as individual directors, with particular focus on the Chairman of the Board and the Chairs of the various Committees, all in accordance with the standards established by the Board. Such assessments consist of a confidential peer-review survey and performance evaluations. The Governance and Nominating Committee also assesses the Corporation’s approach to corporate governance and monitors the relationship between management and the Board. It is also mandated to undertake those initiatives as are necessary to maintain a high standard of corporate governance practices and ensure ongoing compliance with the rules and policies of applicable regulatory authorities with respect to corporate governance. This Committee is responsible for recommending candidates to the Board for nomination as directors and for the composition of various Board Committees and for recommendations regarding Chairmanship of the Board. Directors are encouraged to update their knowledge of the Corporation by meeting with management and also by familiarizing themselves with its operations.

Directors are selected through a rigorous process where numerous requirements must be satisfied in order to ensure an appropriate balance of skills and experience. As a guideline, the directors of the Board are expected to maintain a minimum 75% attendance record.

The Governance and Nominating Committee, together with the Compensation Committee, also reviews and recommends compensation for Board and Committee service.

The Governance and Nominating Committee is also responsible for supervising and overseeing the Disclosure Committee which is comprised of management representatives. The Disclosure Committee’s mandate is to (i) determine when events, developments, changes or other facts constitute material information or a material change in the affairs of the Corporation, (ii) review and, as necessary, assist in the development of disclosure controls and procedures, (iii) monitor and evaluate the effectiveness of the Corporation’s disclosure controls and procedures, and (iv) review and approve of certain specified public disclosures. As the Disclosure Committee is a management-based committee, it meets as required to evaluate disclosure obligations and review proposed public disclosures.

The Governance and Nominating Committee met three times in 2006.

Health, Safety and Environment Committee

The Health, Safety and Environment Committee is presently comprised of Messrs. Boone (Chair) and Lill who are each independent directors as defined by NI 58-101. Mr. Cedraschi was the third member of this Committee up to his resignation on October 16, 2006. The Health, Safety and Environment Committee’s mandate is to monitor the health, safety and environmental practices and procedures of Western and its subsidiaries for compliance with applicable legislation, conformity with industry standards and prevention or mitigation of losses. It reviews, reports and, when appropriate, makes recommendations to the Board on the Corporation’s policies and procedures related to health, safety and the environment.

The Health, Safety and Environment Committee met three times on the site of the mining and upgrading operations in 2006.

Reserves and Business Risk Committee

The Reserves and Business Risk Committee is comprised of Messrs. Oliphant (Chair), Boone and Cumming who are each independent directors as defined by NI 58-101. The Reserves and Business Risk Committee’s mandate is to (i) establish guidelines and procedures to assist management in identifying the principal risks of the Corporation’s business and implement appropriate systems to manage, mitigate and assess those risks and (ii) assist the Board in fulfilling its oversight responsibilities generally and under National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities. In fulfilling its mandate, the Reserves and Business Risk Committee meets with the independent qualified reserves evaluator to review the evaluation report of the Corporation’s bitumen reserves, the corporate summary of the reserves and future net revenues of the oil sands properties and other related matters. In addition, it reviews the selection and qualifications of the qualified independent evaluator, the scope of work and the consistency of practices, standards and definitions applied in connection with the evaluation.

The Reserves and Business Risk Committee met four times in 2006.

Disclosure Committee

In addition to the Committees comprised of its Directors, the Board, in conjunction with the Governance and Nominating Committee, has established a Disclosure Committee to assist the Board in discharging its oversight responsibilities with respect to the Corporation’s disclosure controls, policies and procedures. The Disclosure Committee is comprised of the CEO, Chief Financial Officer, Chief Operating Officer, General Counsel, Treasurer and Manager, Investor Relations and Communications. This Committee is subject to the supervision and oversight of the Governance and Nominating Committee and retains outside counsel for advice and direction periodically and as needed.

Assessments

The Governance and Nominating Committee has been mandated to manage assessments of the Board as a whole, the Committees of the Board, the Chairman of the Board and the other individual directors on an ongoing basis. Evaluations regarding the effectiveness and contribution of the directors are completed by each director on an annual basis and the results are analyzed with the appropriate follow-up action taken where required. The Chairman of the Compensation Committee is responsible for the CEO’s annual review. This assessment includes an annual 360° Assessment of the CEO, achievement of personal goals measured against agreed-upon targets and overall leadership effectiveness, as well as other relevant data considered as part of the incentive compensation review process.

BUSINESS OF THE MEETING

Receipt of the Financial Statements and Auditors’ Report

The Financial Statements of the Corporation for the year ended December 31, 2006 and the auditors’ report thereon will be placed before the Shareholders at the Meeting.

Under National Policy 51-102 – Continuous Disclosure Obligations, a person or corporation who in the future wishes to receive interim financial statements from the Corporation must deliver a written request for such material to the Corporation, together with a signed statement that the person or corporation is the owner of securities (other than debt instruments) of the Corporation. Shareholders who wish to receive interim financial statements are encouraged to send the enclosed return card, together with the completed form of proxy to Valiant Trust Company, 310, 606 – 4th Street SW, Calgary, Alberta, T2P 1T1.

Election of Directors

At present, the Board may consist of a minimum of one and a maximum of twelve directors. It is proposed that eight persons be elected as directors at the Meeting. Each of the proposed nominees is currently serving as a director of the Corporation and has served as a director continuously since appointment.

Management does not contemplate that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons designated in the enclosed form of proxy reserve the right to vote for other nominees in their discretion. All directors elected at the Meeting will hold office until the close of the next annual meeting of shareholders following their election or until their successor is duly elected or appointed or the director vacates such office.

The following table sets forth, for all persons proposed to be nominated for election as directors, all positions and offices with the Corporation now held by them, their current principal occupations, the periods during which they have served as directors of the Corporation, and the number of voting shares, options, PSUs and DSUs of the Corporation beneficially owned, directly or indirectly, by each of them, or over which they exercise control or direction, as of May 1, 2007.

DIRECTOR’S BACKGROUND

Nominee for Election as Director	Common Shares Owned, Controlled or Directed(1)	Outstanding Options / Unit Awards(2)	Current Public Board Memberships

David J. Boone(7)(8) Calgary, Alberta	5,206	8,180 PSUs 2,947 DSUs	Harvest Energy Trust (formerly Viking Energy Trust)

Age: 51

Year Appointed: 2005

Biography:

President of Escavar Energy Inc., a private oil and gas corporation, since 2003. Prior to that, Executive Vice-President of EnCana Corporation and President of EnCana’s Offshore and International Division. From 2000 to 2002, Executive Vice-President and Chief Operating Officer of one of EnCana’s two predecessor companies, PanCanadian Energy. Chairman of the Canadian Association for the World Petroleum Council since 2005.

Nominee for Election as Director	Common Shares Owned, Controlled or Directed(1)	Outstanding Options / Unit Awards(2)	Current Public Board Memberships

Fred J. Dyment (11) Calgary, Alberta	0	3,840 PSUs	ARC Energy Trust Tesco Corporation ZCL Composites Inc. Transglobe Energy Corporation

Age: 58

Year Appointed: 2007

Biography:

Independent businessman. Formerly, CEO of Ranger Oil Limited (sold to Canadian Natural Resources Limited in 2000) with increasingly senior positions prior thereto, including Chief Financial Officer. Mr. Dyment also served as Governor of the Canadian Association of Petroleum Producers (CAPP) from 1995 - 1997. He holds a Chartered Accountant designation

James C. Houck Calgary, Alberta	38,900	328,640 Options 32,859 PSUs 4,503 DSUs

Age: 59

Year Appointed: 2005

Biography:

President and CEO of the Corporation since April 2005. Previously principal of FrontStreet Partners, a private United States investment firm, since 2003. President of Chevron’s Worldwide Power and Gasification Inc. from 1998 to 2003. President of Texaco Development Corporation from 1996 to 2001. Governor of the Canadian Association of Petroleum Producers.

Oyvind Hushovd(4)(5)(6) Kristiansand, Norway	3,831	75,000Options 8,180 PSUs 2107 DSUs	Cameco Corporation Gabriel Resources Ltd. Innet Mining Corporation Lion Ore Mining International Ltd.

Age: 57

Year Appointed: 2003

Biography:	Chairman and CEO of Gabriel Resources Ltd., a public mining corporation, from March 2003 to May 2005. President and CEO of Falconbridge Ltd., a public mining corporation, from 1996 to February 2002.

John W. Lill(6)(7) Toronto, Ontario	11,725	55,000 Options 8,180 PSUs	Dynatec Corporation FNX Mining Company Inc.

Age: 55

Year Appointed: 2003

Biography:

Executive Vice President and Chief Operating Officer of Dynatec Corporation, a mining corporation, since November 2003. President and Chief Operating Officer (Base Metals) with BHP Billiton, a mining corporation, from 2001 to 2003 and Chief Operating Officer (Copper) with BHP Billiton from 2000 to 2001. From 1998 to 2001, Vice President of Mining Operations for Rio Algom Ltd., a mining corporation.

Nominee for Election as Director	Common Shares Owned, Controlled or Directed(1)	Outstanding Options / Unit Awards(2)	Current Public Board Memberships

Randall Oliphant(4)(8) Toronto, Ontario	13,725	8,180 PSUs	Western Goldfields, Inc.

Age: 47

Year Appointed: 2005

Biography:

Chairman and CEO of Rockcliff Group Limited, a private company investing mainly in the mining sector, since 2003. Prior thereto, served in various senior financial roles in Barrick Gold Corporation culminating in appointment as CEO in 1999, a position he held until 2003.

Guy J. Turcotte (10) Calgary, Alberta	5,794,106(3)	675,000 Options 8,180 PSUs	Fort Chicago Energy Partners L.P. The Westaim Corporation Alliance Pipeline Ltd.

Age: 55

Year Appointed: 1999

Biography:	Chairman of the Board. Prior to April 2005, President and CEO of Western. Also, Chairman of Fort Chicago Energy Partners, L.P.

Mac H. Van Wielingen (5)(9) Calgary, Alberta	423,225	8,180 PSUs	ARC Energy Trust

Age: 53

Year Appointed: 1999

Biography:	Co-Chairman of ARC Financial Corporation, a private investment management company focused on the energy sector, and Chairman of ARC Energy Trust.

Notes:

(1)                                 Includes all Common Shares held by the spouse and children of such individuals or corporations controlled by them.

(2)                                 The PSUs may be payable or forfeited on February 15 of each year, based upon Western’s relative total shareholder return. Number of PSUs shown assumes total shareholder return between 25 percent and 75 percent of the peer group. Effective 2003,  the Corporation discontinued its practice of awarding options to non-management directors.

(3)                                 Includes Common Shares held indirectly through a family trust of which Mr. Turcotte is one of three trustees and a discretionary beneficiary.

(4)                                 Member of the Audit Committee.

(5)                                 Member of the Governance and Nominating Committee

(6)                                 Member of the Compensation Committee

(7)                                 Member of the Health, Safety and Environment Committee.

(8)                                 Member of the Reserves and Business Risk Committee.

(9)                                 Mr. Van Wielingen was a director of Gauntlet Energy Corporation (“Gauntlet”) from September 1999 to December 2003. On June 17, 2003, an order was granted under the Companies Creditors Arrangement Act (Canada) which provided creditor protection to Gauntlet to develop a financial restructuring plan that was approved by its creditors.

(10)                           On May 10 1998, Mr. Turcotte resigned as a director of Chauvco International Ltd. (“Chauvco”). On January 26, 1999, a bankruptcy receiving order was granted by the Alberta Court of Queen’s Bench against Chauvco and it was subsequently ceased traded for failing to file financial statements and other related documents.

(11)                           Appointed to the Board effective January 1, 2007.

It is the intention of the management designees in the accompanying form of proxy, if named as proxy, to vote for the election of said persons to the Board, unless otherwise directed.

Appointment of Auditors

The Shareholders will be asked to vote for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, of Calgary, Alberta, as auditors of the Corporation until the next annual general meeting of Shareholders, at such remuneration as may be approved by the Audit Committee of the Board of the Corporation. PricewaterhouseCoopers LLP, Chartered Accountants, have been the auditors of the Corporation since its incorporation.

The following table summarizes the total fees paid to PricewaterhouseCoopers LLP for the years ended December 31, 2006 and December 31, 2005

	2006(1)		2005
Audit Fees	$296,529	(2)	$146,396	(4)
Tax Fees	Nil	(3)	$133,108
TOTAL	$296,529		$279,504

Notes:

(1)                                  Paid or estimated to be payable for 2006 services.

(2)                                  Includes $160,000 related to initial year of compliance with Sarbanes Oxley legislation.

(3)                                  Western engaged independent tax advisors to address taxation matters during 2006.

(4)                                  Includes audit fees relating to 2004 of approximately $38,000.

Audit fees were paid for professional services rendered by the auditors for the audit of the Corporation’s annual financial statements, services provided in connection with statutory and regulatory filings and for costs related to professional services rendered by the auditors for the audit of the Corporation’s internal control over financial reporting. Tax fees were paid for tax advice and assistance with tax audits

Other Business

Management is not aware of any matter to come before the Meeting other than the matters referred to in the Notice of the Meeting. However, if any other matter properly comes before the Meeting, the accompanying form of proxy confers discretionary authority to vote with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters that properly may come before the Meeting.

Additional Information

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Financial information is contained in Western’s consolidated financial statements and Management’s Discussion and Analysis for the year ended December 31, 2006. If you wish to request copies of the Corporation’s financial statements and Management’s Discussion and Analysis, please contact David A. Dyck at Western Oil Sands Inc., Suite 2400, Ernst & Young Tower, 440 Second Avenue S.W., Calgary, Alberta  T2P 5E9, Tel: (403) 233-1700.

SCHEDULE “A”

BOARD OF DIRECTORS

TERMS OF REFERENCE

Introduction

The Board’s primary responsibility is to foster the long-term success of the Corporation consistent with the Board’s responsibility to the shareholders to maximize shareholder value.

The Board has plenary power. Any responsibility not delegated to management or a committee of the Board remains with the Board.

These terms of reference are prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.

Composition and Board Organization

Nominees for directors are initially considered and recommended by the Governance Committee of the Board, approved by the entire Board and elected annually by the shareholders of the Corporation.

A majority of directors comprising the Board must qualify as independent directors pursuant to applicable securities legislation. The Board’s members should possess diverse background and expertise.

Certain of the responsibilities of the Board referred to herein may be delegated to committees of the Board. The responsibilities of those committees will be as set forth in their terms of reference, as amended from time to time.

DUTIES AND RESPONSIBILITIES

Managing the Affairs of the Board

The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself. The legal obligations of the Board are described in detail later in this section. Subject to these legal obligations and to the Articles and Bylaws of the Corporation, the Board retains the responsibility for managing its own affairs, including:

i)                             planning its composition and size (to be reviewed at least once/year);

ii)                          selecting and setting the terms of reference for the Chairman;

iii)                       nominating candidates for election to the Board;

iv)                      appointing committees;

v)                         determining director compensation; and

vi)                      assessing the effectiveness of the Board, committees and directors in fulfilling their responsibilities.

Management and Human Resources

The Board has the responsibility for:

i)                             the appointment and succession of the President and CEO (the “CEO”) and monitoring CEO performance, approving CEO compensation and providing advice and counsel to the CEO in the execution of the CEO’s duties;

ii)                          approving terms of reference for the CEO;

iii)                       reviewing CEO performance at least annually, against agreed upon written objectives;

iv)                      approving decisions relating to senior management, including the:

•                              appointment and discharge of officers;

•                              compensation and benefits for executive officers;

•                              CEO’s acceptance of public service commitments or outside directorships; and

•                              employment contracts, termination and other special arrangements with executive officers, or other employee groups.

v)                         ensuring succession planning programs are in place, including programs to train and develop management; and

vi)                      approving certain matters relating to all employees, including:

•                              the annual salary policy/program for employees; and

•                              new benefit programs or material changes to existing programs.

Strategy and Plans

The Board has the responsibility to:

i)                             participate with management, in the development of, and ultimately approve, the Corporation’s strategic plan;

ii)                          approve the annual business plans that enable the Corporation to realize its objectives;

iii)                       approve annual capital and operating budgets which support the Corporation’s ability to meet its strategic objectives;

iv)                      approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Corporation;

v)                         approve material divestitures and acquisitions; and

vi)                      monitor the Corporation’s progress towards its goals, and to revise and alter its direction through management in light of changing circumstances.

Financial and Corporate Issues

The Board has the responsibility to:

i)                                         take reasonable steps to ensure the implementation and integrity of the Corporation’s internal control and management information systems;

ii)                                      review operating and financial performance relative to budgets or objectives;

iii)                                   approve annual financial statements and approve release thereof by management;

iv)                                  approve the Management Proxy Circular, Annual Information Form and documents incorporated by reference therein;

v)                                     review and approve the preparation and disclosure of the Corporation’s reserves data and other oil and gas information in accordance with securities regulatory requirements;

vi)                                  declare dividends;

vii)                               approve financings, changes in authorized capital, issue and repurchase of shares, issue of debt securities, listing of shares and other securities, issue of commercial paper, and related prospectuses and trust indentures;

viii)                            recommend appointment of external auditors and approve auditors’ fees; and

ix)                                    approve the commencement or settlement of litigation that may have a material impact on the Corporation.

Business and Risk Management

The Board has the responsibility to:

i)                            ensure management identifies the principal risks of the Corporation’s business and implements appropriate systems to manage these risks;

ii)                          assess and monitor management control systems:

•                              evaluate and assess information provided by management and others (e.g., internal and external auditors) about the effectiveness of management control systems; and

•                              understand principal risks and determine whether the Corporation achieves a proper balance between risk and returns.

Policies and Procedures

The Board has the responsibility to:

i)                             approve and monitor compliance with all significant policies and procedures by which the Corporation is operated;

ii)                          direct management to ensure the Corporation operates at all times within applicable laws and regulations and to the highest ethical and moral standards; and

iii)                      review significant new corporate policies or material amendments to existing policies (including, for example, policies regarding business conduct, conflict of interest and the environment).

Compliance Reporting and Corporate Communications

The Board has the responsibility to:

i)                            ensure the Corporation has in place effective communication processes with shareholders and other stakeholders and financial, regulatory and other recipients;

ii)                         approve interaction with shareholders on all items requiring shareholder response or approval;

iii)                      ensure that the financial performance of the Corporation is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

iv)                     ensure the financial results are reported fairly and in accordance with generally accepted accounting principles;

v)                        ensure the timely reporting of any other developments that have a significant and material impact on the value of the Corporation; and

vi)                     report annually to shareholders on the Board’s stewardship for the preceding year (i.e. in the Annual Report).

GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS

The Board is responsible for:

i)                            directing management to ensure legal requirements have been met, and documents and records have been properly prepared, approved and maintained; and

ii)                         approving changes in the By-laws and Articles of incorporation, matters requiring shareholder approval, and agendas for shareholder meetings.

Alberta law identifies the following as legal requirements for the Board:

i)                            to manage the business and affairs of the Corporation;

ii)                         to act honestly and in good faith with a view to the best interests of the Corporation;

iii)                      to exercise the care, diligence and skill that reasonably prudent people would exercise in comparable circumstances; to act in accordance with its obligations contained in the Business Corporations Act (Alberta), the Securities Act of each province and territory of Canada, other relevant legislation, regulations and policies, and the Corporation’s Articles and By-laws;

v)                         in particular, it should be noted that the following matters must be considered by the Board as a whole:

•                              submit to the shareholders any question or matter requiring the approval of the shareholders;

•                              fill a vacancy among the Directors or in the office of auditor;

•                              issue securities except in the manner and on the terms authorized by the Directors;

•                              declare dividends; purchase, redeem or otherwise acquire shares issued by the Corporation, except in the manner and on the terms authorized by the directors;

•                              the payment of a commission;

•                              approve a management proxy circular;

•                              approve any financial statements; or

•                              adopt, amend or repeal By-laws of the Corporation.